

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 31, 2018

Frederick Sandford
President and Chief Executive Officer
Command Center Inc.
3609 S. Wadsworth Blvd., Suite 250
Lakewood, CO 80235

     Re: Command Center, Inc.
          Form 10-K for Fiscal Year Ended December 30, 2016
          Filed April 11, 2017
          File No. 000-53088

Dear Mr. Sandford:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Carlos Pacho
                         Carlos Pacho
                         Senior Assistant Chief Accountant
                         AD Office 11 - Telecommunications